BRAVO FOODS INTERNATIONAL CORP.
                               11300 US Highway 1
                         North Palm Beach, Florida 33408

                                                                   July 28, 2005

VIA EDGAR

United States Securities
 and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Melinda Kraemer

      Re:   Bravo Foods International Corp. (the "Company")
            Registration Statement on Form SB-2, Filed June 10, 2005 File No. 333-125733

Dear Sir or Madam:

      Below, please find our responses to your July 28, 2005 comment letter:

                Form 10-KSB for the year ended December 31, 2004

General

1. In your response letter dated January 27, 2005, which we received via Edgar on July 27, 2005, you state that your products have never been distributed or sold in Syria. However, you also state that in a third party production agreement you have with SADAFCO you included Syria as a potential area for distribution at SADAFCO's request and that the agreement covered the territory "in which SADAFCO anticipated distributing" the company's products. Please tell us whether you plan and/or anticipate any future distribution or sales, directly or indirectly, in Syria. Furthermore, we note that according to a press release filed by you as Exhibit 99.1 to an 8-K filed March 15, 2004, SADAFCO has "distribution arrangements" covering Sudan. Please advise us whether your products have been distributed into Sudan by SADAFCO, and whether you anticipate that they will be so distributed in the future. Additionally, in light of the fact that Syria and Sudan have been identified by the U.S. State Department as state sponsors of terrorism, and are subject to economic sanctions administered by the U.S. Treasury Department's Office of Foreign Assets Control, please describe for us the materiality to you of any anticipated contacts with Syria, and any past, current, and anticipated contacts with Sudan, and give us your views as to whether those contacts, individually or in the aggregate, constitute a material investment risk for your security holders. In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of all factors, including the potential impact of corporate activities upon a company's reputation and share value, that a reasonable investor would deem important in making an investment decision. In this regard, we note that legislation requiring divestment or reporting of interests in companies that do business with countries designated as state sponsors of terrorism has recently been proposed by several U.S. states, and has been adopted by Arizona, Louisiana and (solely with respect to divestment from Sudan) Illinois.

      Response

      The Company no longer has a production agreement with SADAFCO as such agreement has not been renewed for its second year. The Company products have not been sold in Syria nor does the Company have any future plans to distribute its products in Syria.

      The Company's products have not been distributed into Sudan by SADAFCO. At this time, the Company does not anticipate that its products will be distributed into Sudan in the future. Please note that the press release reference to Sudan located under the "About SADAFCO" description was solely related to the SADAFCO and its distribution areas and not to the production agreement entered with the Company. The Company's production agreement with SADAFCO did not authorize SADAFCO to distribute the Company's products in Sudan.

      The Company has not had and does not have any anticipate future contacts with Syria and, similarly, does not have any past, current or anticipated contacts with Sudan. As there has been absolutely no contact by the Company in Sudan, there is nothing further to describe. Further, as there are no contacts with any party in Syria or Sudan, there is no investment risk to describe.

      In sum, the Company has not distributed its products in Syria or Sudan and does not have any plans to do so in the future.

                                                 Sincerely yours


                                                 /s/ Roy D. Toulan, Jr.

                                                 Roy D. Toulan, Jr.
                                                 Vice President, General Counsel